Skadden, Arps, Slate, Meagher & Flom llp

DIRECT DIAL 202-371-7180 DIRECT FAX 202-661-9010 EMAIL ADDRESS BRIAN.BREHENY@SKADDEN.COM	1440 NEW YORK AVENUE, N.W. WASHINGTON, D.C. 20005-2111 ________ TEL: (202) 371-7000 FAX: (202) 393-5760 www.skadden.com May 20, 2016
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VIA EDGAR SUBMISSION

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Alexza Pharmaceuticals, Inc.
Schedule TO-C
Filed May 10, 2016 by Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and
Grupo Ferrer Internacional, S.A.
File No. 005-82505

Dear Mr. Duchovny:

On behalf of Ferrer Pharma, Inc., Ferrer Therapeutics, Inc. and Grupo Ferrer Internacional, S.A. (collectively, “Grupo Ferrer”), we are writing in response to the comment contained in the Staff’s comment letter of May 19, 2016 with respect to the above-referenced filing.

For the convenience of the Staff’s review, the comment contained in the Staff’s comment letter is set forth below and indicated in bold, followed by Ferrer’s response immediately thereafter.

*      *      *

Daniel F. Duchovny, Esq.
May 20, 2016

General

1.           We note your response to our prior comment. Please provide us with further detailed legal analysis as to whether the tender offer for shares of Alexza Pharmaceutical is a going private transaction under Rule 13e-3.  We note that (i) Grupo Ferrer owns almost 11% of Alexza’s shares, (ii) Grupo Ferrer has certain informational/inspection rights under the Collaboration Agreement, (iii) Grupo Ferrer’s sales of ADASUVE constitute approximately 78% of Alexza’s total sales in 2015 and that they are likely to be even more of those total sales in 2016, given the termination of Teva’s collaboration, and (iv) Grupo Ferrer is likely to have developed or obtained information about future sales of ADASUVE, Alexza’s sole commercial product. In your response, also please describe the background of the negotiations that led to the execution of the merger agreement.

Response:

Application of Rule 13e-3

Grupo Ferrer continues to believe that its planned tender offer for shares of Alexza Pharmaceuticals, Inc. (“Alexza”) is not a going private transaction under Rule 13e-3.  By its terms, Rule 13e-3 only applies to transactions to acquire securities of an issuer by the issuer or an affiliate of the issuer.  Rule 13e-3(a)(1) defines an affiliate of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” And Exchange Act Rule 12b-2 defines control as the “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

Grupo Ferrer is Not an Affiliate of Alexza

Grupo Ferrer is not an affiliate of Alexza.  Grupo Ferrer does not, directly or indirectly, through one or more intermediaries possess the power to direct or cause the direction of  of the management and policies of Alexza, whether through the ownership of voting securities, by contract, or otherwise.  In other words, Grupo Ferrer does not control Alexza and is not an affiliate of Alexza.  As a result, Rule 13e-3 does not apply to the tender offer.

Stock Ownership:  While Grupo Ferrer owns approximately 10.9% of the outstanding shares of Alexza, such ownership does not convey any incidence of control to Grupo Ferrer. There is only one class of shares of Alexza stock and Grupo Ferrer does not have any rights by virtue of its stock ownership that are different than any other Alexza stockholder.  Furthermore, at 10.9% and given that there are other Alexza stockholders approaching that ownership level, Grupo Ferrer is not able to influence management or pass or veto any stockholder proposal by virtue of its stock ownership.  Moreover, Grupo

Daniel F. Duchovny, Esq.
May 20, 2016

Ferrer does not have (by virtue of its stock ownership or otherwise) any representatives on the board of directors of Alexza or any rights to appoint any such board representation or to receive any information related to board activities and deliberations. Ferrer also does not have any contractual rights to appoint or control who serves as Alexza’s management.

Information and the Collaboration Agreement: As mentioned in our May 18, 2016 response letter, the information and inspection rights that Grupo Ferrer have under the collaboration agreement with Alexza are customary for such agreements, are limited to manufacturing and regulatory information and were last exercised more than four years ago.  While Grupo Ferrer receives, from time to time, information on the sales of ADASUVE, the receipt of such information should not weigh in favor of the tender offer being subject to Rule 13e-3.  Sales information (as well as manufacturing and regulatory information) would customarily be available to a bidder interested in reviewing such information during due diligence on a target company and as such should not subject Grupo Ferrer to Rule 13e-3 by virtue having received such information.  More importantly, neither the collaboration agreement nor the information Grupo Ferrer receives in connection therewith provides Grupo Ferrer the power to direct or cause the direction of the management and policies of Alexza.

Collaboration Sales: While ADASUVE sales pursuant to the collaboration agreement have been significant to Alexza and it is possible that the percentage of Grupo Ferrer sales under the collaboration agreement may increase in the future, the significance of the commercial relationship between Alexza and Grupo Ferrer alone, or in combination with any other factors, does not provide Grupo Ferrer with the control required to trigger Rule 13e-3.   First, none of the provisions in the collaboration agreement give Grupo Ferrer the power to direct the management and policies of Alexza, including with regard to the planned tender offer.  Furthermore, the collaboration agreement does not require Grupo Ferrer’s consent in the event of a change of control over Alexza, and it expressly permits assignment to an acquirer of all or substantially all of the business or assets of Alexza without Grupo Ferrer’s consent.  As a result, if the Alexza board desired to sell Alexza  to someone other than Grupo Ferrer, Grupo Ferrer could not stop that transaction and the collaboration agreement would remain in place unaffected by such sale. While the commercial relationship under the collaboration agreement is important to Alexza, it does not provide Grupo Ferrer control for purposes of Rule 13e-3.

Future ADASUVE Sales:  For the same reasons described above under Information and Collaboration Agreement, whether or not Grupo Ferrer has developed or obtained information on future sales of ADASUVE should not weigh in favor of the tender offer being subject to Rule 13e-3.

Daniel F. Duchovny, Esq.
May 20, 2016

Background of Negotiations.

As described above, Grupo Ferrer does not, directly or indirectly, through one or more intermediaries possess the power to direct or cause the direction of the management and policies of Alexza, whether through the ownership of voting securities, by contract, or otherwise.  This is evident by events leading up to the parties signing the merger agreement on May 9, 2016, which are summarized below and reflect an independent Alexza board of directors exercising its fiduciary duties and a lack of control by Grupo Ferrer over Alexza.

•
On August 18, 2015, Alexza retained Guggenheim Securities, LLC (“Guggenheim”) to assist it in exploring strategic options to enhance stockholder value, including a possible sale or disposition of one or more corporate assets, a strategic business combination, partnership or other transaction.

•	On September 28, 2015, Alexza issued a press release announcing that it had retained Guggenheim to assist in exploring strategic options to enhance stockholder value.

•
From the time when Guggenheim was engaged by Alexza through January 2016, Guggenheim contacted more than 80 parties regarding entering into a strategic transaction with Alexza.  In addition, Alexza received indications of interests from three parties (other than Grupo Ferrer) regarding entering into a strategic transaction with Alexza, and Alexza engaged in discussions with two of those parties.  Grupo Ferrer did not receive any information from Alexza regarding these discussions or indications of interest.

•	At the end of January 2016, Grupo Ferrer and Alexza held meetings regarding their collaboration at which the potential for a possible acquisition transaction was first discussed.

•
From February 5, 2016 to February 17, 2016, Alexza and Grupo Ferrer discussed and negotiated a non-binding letter of intent for the acquisition of Alexza.  On February 17, 2015, the letter of intent was signed by Alexza and Grupo Ferrer.  The non-binding letter of intent contemplated that any transaction would be subject to a full due diligence process.

•
From February 17, 2016 until May 9, 2016, Grupo Ferrer conducted customary due diligence of Alexza and its business and the parties negotiated the definitive terms of the transaction, including the consideration to be paid to Alexza’s stockholders in the transaction and the merger agreement.

•	Alexza did not enter into any exclusivity arrangement with Grupo Ferrer regarding a strategic transaction and, in fact, Alexza (as described above) contacted numerous

Daniel F. Duchovny, Esq.
May 20, 2016

parties and continued discussions with at least one of those parties following Alexza and Grupo Ferrer entering into the non-binding letter of intent.

The board of directors of Alexza (who are all unaffiliated with Grupo Ferrer) control Alexza and the background of events leading up to the signing of the merger agreement on May 9, 2016, reflect a board independently exercising its fiduciary duties in the best interests of Alexza’s stockholders and a transaction that is not in need of the protections of Rule 13e-3.  Alexza conducted an almost eight-month process of exploring strategic options, contacted more than 80 potentially interested parties, conducted discussions with three interested parties, negotiated for more than three months with Grupo Ferrer and entered into the transaction that they believed to be in the best interests of Alexza’s stockholders.  It is the board of directors of Alexza who control Alexza not Grupo Ferrer.

Conclusion

While Grupo Ferrer owns stock of Alexza and has a significant commercial relationship with Alexza, Grupo Ferrer does not, directly or indirectly, through one or more intermediaries possess the power to direct or cause the direction of the management and policies of Alexza, whether through the ownership of voting securities, by contract, or otherwise.  As a result, Rule 13e-3 does not apply to the tender offer.

Furthermore, Alexza stockholders do not need the additional protections of Rule 13e-3 in these circumstances as a result of the forgoing and the fact that the offer to purchase and other disclosure documents to be provided to Alexza stockholders will provide detailed disclosures about the relationships between Grupo Ferrer and Alexza as well as the background of the transaction.  Alexza stockholders, therefore, will have all the information required to make an informed investment decision.  As the Commission has stated, Rule 13e-3 was adopted because “going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates…due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.”  SEC Release No. 17719 (April 13, 1981).  These concerns are not present in the planned tender offer by Grupo Ferrer. Alexza’s management and board of directors conducted arm’s-length negotiations with Grupo Ferrer, on behalf of all Alexza security holders.  Grupo Ferrer did not have the type of power to influence the decision that Alexza’s management and board of directors made in this matter that Rule 13e-3 was intended to guard against.

*      *      *

Daniel F. Duchovny, Esq.
May 20, 2016

If you have additional questions or require any additional information with respect to the above-referenced filing or this letter, please do not hesitate to contact me at (202) 371-7180.

Very truly yours,

/s/ Brian V. Breheny
Brian V. Breheny

cc:	Jorge Ramentol Massana
Grupo Ferrer Internacional, S.A.